Exhibit 99.1

AEGON announces Jan Nooitgedagt to succeed Jos Streppel as CFO

The Supervisory Board of AEGON N.V. will propose Jan Nooitgedagt to succeed Jos Streppel as Chief Financial Officer and a member of the Executive Board, effective April 22, 2009 at AEGON’s Annual General Meeting of Shareholders.

Mr. Streppel, who has served as CFO since 1998 and a member of the Executive Board since 2000, will retire from AEGON at the next Annual General Meeting of Shareholders in line with AEGON’s retirement policy for Executive Board members.

Mr. Nooitgedagt, age 55 and a Dutch national, is currently the Chairman of the Board of the Dutch and Belgian firms of Ernst & Young, the international organization for assurance, tax, transaction and advisory services. Mr. Nooitgedagt will bring considerable experience to his new post, having served as chairman of the Financial Services sector group of Ernst & Young from 2000 until 2005. He became a partner of Ernst & Young Accountants in 1989.

“AEGON’s stakeholders can take great confidence in Jan Nooitgedagt succeeding Jos Streppel,” said AEGON’s Supervisory Board Chairman Dudley Eustace. “Jan has spent his professional life in international finance, guiding and advising multi-national companies in adapting to the changes in world financial markets. We are delighted to have attracted a person of his integrity and professional caliber. At the same time, we are grateful to Jos Streppel for his many years of outstanding service to the company.”

“I am excited and honored by the prospect of joining AEGON as CFO,” said Mr. Nooitgedagt. “These are particularly interesting times to join a global insurance company and I look forward to building on the solid platform that has been established in recent years.”

Mr. Nooitgedagt’s appointment is subject to the standard procedure of having to be approved by the Dutch Central Bank.

Media relations	Website	20090113
+31 (0)70 344 8344	www.aegon.com
Investor relations
+31 (0)70 344 8305

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ almost 32,000 people and have over 40 million customers across the globe.

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8344	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

o	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

o	The frequency and severity of insured loss events;

o	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

o	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

o	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

o	Acts of God, acts of terrorism, acts of war and pandemics;

o	Changes in the policies of central banks and/or governments;

o	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

o	Customer responsiveness to both new products and distribution channels;

o	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

o	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

o	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Local knowledge. Global power. Page 2 of 2